SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on July 15, 2020.

By letter dated July 15, 2020 The Company announced that on July 14, 2020 its subsidiary Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) reported the sale of a fraction of 1,875 hectares (1,500 productive hectares) of Jatobá farm located in Jaborandi, State of Bahia, keeping the ownership of 14,390 hectares.

The transaction was set at a price of 300 soybean bags per productive hectare or BRL 45 million, of which BRL 5 million has been already collected. In August BRL 3.5 million will be collected and the remaining balance in 6 annual installments.

The fraction sold had a book value of BRL 3.7 million (cost of acquisition plus investments made) and the IRR in BRL reached 14.3%.

To date, CRESUD’s direct and indirect stake in BrasilAgro is 33.6% of its share capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 15, 2020